SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 1-14858

CGI Inc.

(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West

25th Floor

Montreal, Quebec

Canada H3G 1T4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F                ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Enclosure: Management’s Discussion and Analysis of Financial Position and Results of Operations for the second quarter ended March 31, 2021, consolidated unaudited financial statements for the three and six months ended March 31, 2021 and 2020 and press release concerning results dated April 28, 2021.

Exhibits 99.1 and 99.2 to this Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statements on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932, 333-112021, 333-146175, 333-177013, 333-197742, and 333-220741.

The following are filed herewith and incorporated herein:

Exhibit Number	Description

99.1	Management’s Discussion and Analysis of Financial Position and Results of Operations for the second quarter ended March 31, 2021.

99.2	Consolidated unaudited financial statements for the three and six months ended March 31, 2021 and 2020.

99.3	Press release concerning results dated April 28, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI INC.
(Registrant)

Date: April 28, 2021	By:	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President, Legal and Economic Affairs, and Corporate Secretary